Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is a transcript of a video interview with Michael Bor from the Wells Fargo TMT (Technology, Media, Telecom) Summit made available on December 4, 2020

Zach Fadem:

OK. Well first of all, hey everyone, thank you for joining us. I'm Zach Fadem, hardline retail and E-commerce analyst at Wells Fargo and I'm pleased to introduce Michael Bor, the CEO of CarLotz. By way of background, CarLotz is a pure play E-Commerce platform for buying and selling cars online. And CarLotz's consignment-based approach is a key differentiator versus many of the online peers that you've known about thus far, so with that I'm going to hand it over to Michael to walk us through the story.

Michael Bor:

Thanks Zach and thanks everyone for listening in. Excited to spend a few minutes with you telling you about CarLotz. Perhaps to start, we're here chatting because we're in the process of merging with this SPAC called Acamar Partners. We filed with the SEC so all these materials are available on the Acamar site and on our site. Acamar trades as ACAM on the Nasdaq and we expect the transaction to close at some point early in 2021.

Acamar Partners is a fantastic partner for us. It is comprised of investment professionals with decades of experience investing in global multi-billion dollar consumer and retail brands. So they have a ton of experience with Dufry and Hudson News and some other interesting businesses. And they've got a tremendous amount of experience both helping companies through organic and inorganic growth opportunities. So we're thrilled to be partnering with them.

My name is Mike Bor, the co-founder and CEO of CarLotz. Obviously been around since day one. Prior to CarLotz I was a banker with Lehman Brothers and with Harris Williams where I co-led the Transportation and Logistics Group before leaving to start CarLotz. Started CarLotz in 2011. Wrote the business plan in 2010 and had the good fortune of living in Richmond, VA and I cold-called one of the founders of CarMax and to my surprise, this gentleman agreed to meet me at Starbucks and I planned to spend 20 minutes with him and we ended up chatting for many many hours and it was a fantastic experience that left me even more excited about the opportunity that I thought was ahead of us.

We started the business, I'll kind of come over to here, we started the business, obviously because we recognized that the used car transaction was broken. A lot of the E-Commerce peers and, in general, auto retailers have really focused on disrupting the market from the buyer's perspective, so creating a much more tech enabled customer friendly car buying experience. We started this business really focused on the selling side of the transaction. So prior to us existing, your options as a seller of a vehicle were: you could trade it in, take it to CarMax or try to sell it yourself, and that was kind of Craigslist, parking it on the side of the road with a sign. Either way, whether you traded it in, you would get a low value, but it was convenient, or if you sold it yourself you would get a somewhat higher value, but it was very inconvenient and so we decided to pioneer this consignment model. That would basically mean we take your car, we professionally inspect it, recondition it, photograph it, list it where everybody goes to shop for cars, and we professionally merchandise it, market it and get it sold for you and take a fee. And our fee is about $1,000 and our sellers net several thousand dollars more than their trade-in offer and they don't have to do any work.

And so we launched that model in 2011 in Richmond, VA. It became very popular very quickly. People were regularly coming to us with $10,000 offers from a dealer or from CarMax. We were selling the vehicle for $14,000. They were netting $13,000 and telling all their friends and family about this new way to sell a car. So the lot started getting full. We opened our second hub also in Richmond about a year later and then a third hub several hours away another year later and around that time we happened upon what is the remarketing industry. And the remarketing industry, for those who don't know, is essentially when corporations bring their vehicles to the auction and sell those vehicles through this wholesale channel to wholesale buyers, who then eventually bring it to a retail dealer and end up selling it to a retail buyer. And so we pioneered retailer marketing, which is essentially doing exactly what we do for the consumer seller, but doing it for the corporation that has vehicles to sell. And these corporations are fleet management companies, leasing companies, banks, OEMs (Original Equipment Manufacturers), other dealers, wholesalers, car buying services. Anybody who otherwise would bring a vehicle to the wholesale market, that's a potential client or an existing client of ours.

We are still the only ones that do this. We began as you know, six, seven years ago and we happened upon this industry. We started building a tremendous amount of technology integration with the clients that started signing up with us, and so we're now operating across five states, eight hubs. We've done this over 25,000 times. We're generally getting our sellers about $1,000 more than their wholesale alternative. We're selling these vehicles at a slight discount to full retail so the buyer gets a great experience and great value and we make it all happen in the middle. We've done all this and it is the most capital efficient business model in the space because we don't own the inventory that we're selling. And we've done all this in a very capital efficient way. We've grown very capital efficiently, and I'll walk you through that in a second, but where we are today is we're about to merge with Acamar, we'll have over 300 million dollars on the balance sheet as a result of that, which is almost 10 times as much as we've raised to date in the history of this business. And we have an aggressive growth plan that has us becoming a national business, multi-billion dollar company in the space.

So, thrilled to be here to kind of walk you through some of the details of how this works, but essentially the traditional supply chain of used vehicles is large and complicated and time-consuming and expensive and filled with inefficiency and friction. Typically you go trade your car at a dealer, the dealer doesn't want to sell it, so sells it to a wholesaler, the wholesaler brings it to an auction house, auction takes fees, the transporter takes fees. Eventually, either a wholesaler or another dealer buys it, has to factor in what they think reconditioning might be, so there's some inefficiency there. Then they transport it again to the dealer, the dealer has to recondition it. This all takes a lot of time, and ultimately they sell it to retail buyer. And what we do is we basically go straight to the seller and through our channel we bring it straight to the buyer. And we cut out the wholesalers, the dealers, the auction houses, the transportation companies, everybody in the middle that takes a piece, slows down the process and creates friction.

There are 42 million vehicles sold each year. 12 million of them pass through a wholesale auction. Our market is both the 12 million that pass through the auction as well as a decent portion of the 30 million that doesn't pass through an auction. About 15 million of those units are peer-to-peer and we address that market by doing what we do for consumers as well. So essentially that's the core of our business model. From a buyer's perspective, we look and feel very much like an omnichannel retail like a Carvana or Vroom that you can buy a vehicle however you like from your couch, deliver it to your driveway wherever you are in the country. From a seller's perspective, we're different than anything that exists. We're the only ones that do consignment-to-retail out on the market.

A couple of quick case studies. I'll just walk you through one. These are sample vehicles that we've sold for some of our commercial consignor accounts. Let's look at the 2014 Lexus in the middle, this is a vehicle that likely would sell at auction for about $19,700, so net of auction fees the seller of this vehicle would get $19,370 in proceeds from the sale of this vehicle. This is a vehicle that we sold for $23,000. So net of our $1,000 fee and what looks like $952 of other expenses that were spent in the marketing of this vehicle, and that could be shipping to us, putting new tires on, replacing the windshield, whatever it might be, it's all billed through to the seller so they got a check from us for $21,048. So $21,048 that they got from retail remarketing, net of what they would have gotten at auction $19,370 gives you a lift on this vehicle of $1,728.00. And that's the value that this seller got for selling their vehicle through retail remarketing through CarLotz versus taking it to a Manheim auction and trying to sell it that way. We sold this vehicle in 11 days. On average we're within that 30- to 50-day range. And on average, our lift is, you know, 1,000 or more. And so with results like this, especially with clients who are obligated, who have a fiduciary duty to maximize the value of the vehicles they sell, this is a fantastic option for the vehicles that we choose to sell for them.

We've essentially built a business model that optimizes around price selection, customer service for our clients, who are really the sellers of vehicles and the buyers of vehicles. From a price perspective, buyers pay a little less than full retail, sellers get much more than wholesale. From a selection perspective, this model works for any kind of vehicle, and so what we do is we work with our commercial clients to select the best vehicles that we think will move the fastest. Because at the end of the day we are capacity constrained at the parking lot level and so the faster we can turn the inventory, the more money we make, the more money we make for our clients and the more interactions we can have with the buyers. This works for any year, make and model of vehicle but we try to optimize that for the fastest moving inventory and then we wrap this all in a level of customer service that is top in the class and we'll go over that in a second as well.

Our NPS (net promoter score) score of 84 puts us at the top of the field. This is a result of a maniacal focus on the customer experience. When my two cofounders and I started this business, we all worked in the hub. We dealt with customers and we decided that every customer was going to be treated like our mother would be treated if they came in. And we didn't seek to economically optimize each transaction. We sought to optimize the guest experience and by doing that, we've created a business and a culture that really focuses on creating a magnificent experience for the for the buyer and the seller and that leads to a tremendous number of five-star reviews, a 84 NPS score and that this gives us the added benefit of, you know, essentially buying down our customer acquisition costs (CAC). Because when you create an 84 NPS score you create a lot of repeat and referral business that is very inexpensive to bring back.

We've also spent a lot of time and energy building the technology integrations with our commercial accounts. Recognizing that the commercial accounts is the key differentiator of our model, we have over the years built technology, integrations, reporting, data analytics, anything they need to do their job better to get us the right types of vehicles that can sell faster at a better price than their alternative would be, which is the auction. And so through this proprietary retail remarking technology, our clients get the information they need to make the decisions and do their jobs well and this enables us to sell vehicles quickly and create much better experiences for the buyer. And so this is a key part of it. It's built a very wide moat around these relationships we have with our sellers, and what we hear is it's far in advance of the data and information they get from their alternative, which is the wholesale channel.

We've created, in addition to the technology that links directly with our clients, custom reconditioning and condition report apps that enable our clients to see the condition and quality of the vehicles that they sent to us. In many of the cases, our clients never see the vehicle before it comes to us. These are leasing companies that may have a vehicle out on lease by Fortune 500s. Let's take Merck for example, Merck could have 10,000 sales reps driving around in leased vehicles. Those vehicles get returned when that lease is up so that the sales representative can pick up their new vehicle. The old vehicle then becomes a vehicle that needs to be remarketed. We get the call or it gets assigned to us through our technology. We go pick up the vehicle, our client, the leasing company has never seen the vehicle. So through our condition report app we are able to transmit to them the quality and condition of the vehicle and they get to see that information and in most cases bill back any damage to their clients and then we seek approval for the reconditioning work. We do all the reconditioning, we manage that, we have reconditioning centers in most of our hubs and we get the vehicle ready for sale as quickly as possible and so this is a key part of the technology is the is the operations technology that we built in the back. We've also built reporting that helps our clients know by vehicle, class, year, make, model, mileage band, pricing band what is selling well in which of our hubs and how to make good decisions on which vehicles to send to us versus the auction.

Again, key technology features of our model that is important to our sellers. Essentially, we've created a win-win-win. It's a big win for the seller. They get more money, they don't have to do anything. We get the value for the buyer. They get a fantastic 84 NPS experience and they save money versus the competition. And we've created the most asset-light business in the space, we source our vehicles non-competitively and we have profitability that is at the top of the class compared to our peers.

We have a formidable group of competitors. These are great companies. We have a ton of respect for all of them. They built very successful, multi-billion dollar businesses. This is obviously an industry that supports several billion dollar winners, but at the end of the day, we're growing faster. We have a gross profit per unit that's at the top half of the class that when combined with our customer acquisition cost per unit puts us at the top half as well.

Importantly, where our peers have raised and lost hundreds of millions and billions of dollars, we built our business on $35,000,000 raised to date, and so we built a very capital efficient business model. And, we've grown it very capital efficiently as well. If there's one thing I want you to take away from today is that we're very similar to these guys in several ways. We all run high growth trajectory business models. We're intently focused on that experience of our guests and our clients and we're all running some form of an omnichannel used vehicle retailing platform. But where we're different is we've got the industry's only consignment-to-retail model. It's a very asset light model. It's got a ton of technology that creates a very wide moat around this business and it leads us to have strong profitability, fast growth, the lowest CAC and highest NPS score in the industry.

I'll walk you through a couple key investment highlights. Obviously this is a massive industry at nearly a trillion dollar TAM (total addressable market) and tremendous fragmentation. The top 100 dealer groups only represent 6% of the volume in this space. There is a ton of whitespace. Auto retail is only 1% penetrated by E-Commerce, but even more importantly, retail remarketing has only penetrated at one 100th of a percent, so against the backdrop of a trillion dollar TAM, there's just a ton of whitespace, both on the E-Commerce side and on the retail remarking side through which we can grow. We also focus on the fattest part of the bell curve of inventory, so where our peers largely focus on the one, two and three year old vehicles, the bulk of our inventory comes from the three to ten year old vehicles, which is where most vehicles are. And importantly, if you look at the chart on the right, we also have an inventory mix that most closely matches the inventory that's in demand.

In the used vehicle market, you'll notice our competitors Carvana, Vroom, Shift do not carry trucks for example. Trucks are very risky to buy at auction. You don't know how they were used. It could be very expensive to recondition a truck. It makes it a risky vehicle to carry in your inventory. But because of our consignment model and the fact that we're able to pass on the reconditioning cost to our sellers., we are very comfortable taking trucks. In fact, we actually make more money by selling trucks because we pass along the reconditioning at a slight margin.

So we're able to carry an inventory mix that most closely matches the mix that's in demand by the consumer. Like I mentioned, our non-competitively sourced business model is largely based on consigned inventory from our corporate accounts and consigned inventory from our corporate accounts. Comes in a couple of different ways. One is straight consignment where they send us a vehicle, we sell it, they pay us a flat, fixed fee. There's another model where we guarantee them an index plus a small margin above that index within a certain number of days, and a third is a profit share model where they let us know how much they own the vehicle for, we sell it, and we split the proceeds. So there are a number of different models that we that we offer to our clients. Ultimately, the vehicles show up to us and we don't pay for them until we sell them or in some cases until they reach the end of their consignment period.

15% of our inventory comes from the consumer consignor and then 15% comes from either our corporate accounts or consumers who choose to sell us a vehicle instead of consigning it. And then the last 10% or less of our inventory comes the traditional way where we go to an auction, buy a vehicle, and we might do that if we've noticed that we have a need for a certain type of vehicle and our consignors are not bringing us that kind of vehicle, but that those vehicles are in demand we might go to the auction and buy some vehicles. The corporate accounts we work with, there's some logos. Below you'll see fleet management companies like ARI and Leaseplan, you'll see commercial banks like US Bank, you'll see an OEM on there, you'll see car buying services, rental businesses. Really, again, anybody who otherwise would bring these vehicles to an auction, they're either our clients or perspective clients.

A key part, as I mentioned earlier, is the technology integration that we built with our accounts. So when we first started the business there were lots of companies that we were studying and one of them was Enterprise. Enterprise Rent-a-car years and years ago built a bunch of technology and human resource integration with the insurance industry. And as a result, still today they are the de-facto kind of go to rental car business when you get into a fender bender and that's where your insurance company will likely point you. And they've done that by building deep technology integration, deep human resource integration, and so that's what we started doing as soon as we started serving the commercial market. We view ourselves as a business service to our sellers. We're a professional services business. We work with big corporate accounts. We provide them an elevated return on their assets. We provide them data and information and consultation to help them make good decisions. And we do that through technology and human resources that we dedicate to these relationships. And so, it's just dramatically different from how every other car dealer works, what we call a merchant model, which is just going buying low and selling high, and that yields a different level of risk reward.

We've also got the technology for the buyer to enable them, as I mentioned earlier, to buy however they want to buy. It's a true omnichannel experience, whether you want to do the whole thing online and have the vehicle delivered to your driveway without talking to anybody or whether you want to put your phone in your pocket and talk to real human beings and touch and feel the car before you buy it. Any way you want to do it you can do it. Typically most people begin their journey online and at some point step off the online journey either to email or talk to one of our people. They might ask for a FaceTime video of a vehicle or a video that they can share with their friends and family. They might want one of our sales coaches at a hub location to go out to the vehicle and answer very specific questions about you know whether the 3rd row has hooks for a child seat etc. We have a very hands-on approach to dealing with client inquiries and it's all managed through our shared services team which sits in our corporate headquarters and handles inbound leads and discussions with clients. But at the hub level we have sales coaches that work with potential buyers that either come in or come in through our shared services team and handle all their inquiries that that need a physical presence with the vehicle.

We mentioned our unit economics are top of the class. I'll guide you to the chart on the right, which highlights that we do all this with very little inventory. While our peers have hundreds of millions of dollars in inventory, not just capital tied up, but also capital at risk due to revaluations because of a slowdown in sales and acceleration of depreciation abroad, recall. There are lots of things that can really affect your profitability if you own inventory, we own very little inventory.

The most exciting part of this whole process is the growth that we're going to be able to drive with this additional capital through the SPAC with Acamar partners. We have built a model that essentially is driven by hub capacity. We have more sellers that want to sell through us than we have parking spaces. This transaction enables us to open up new hub markets in new cities around the country, build our capacity, drive more volume through our business and essentially drive a billion and a half more revenue over the next couple years to get to get to our growth goals. By expanding into new geographic markets at three to four a quarter, innovating through technology investment and marketing investment, we will be further penetrating our existing accounts, nationally adding new corporate accounts and ultimately increasing our revenues dramatically.

None of this happens without the team. We think we've built the best team in the auto retail business. This team has a ton of experience with CarLotz, but also in the industry. And we've added to that recently with some key hires. Becca Pollock comes to us from Kar Global where she was their general counsel and president of Trade Rev for 17 years in total. She joins us as Chief Commercial Officer and General Counsel and then Tom Stoltz, who's a very experienced public company CFO, joins our SVP (Senior Vice President) of Finance and Accounting, Rob, who's been our CFO this year, to round out our finance and accounting team. And then our new CMO starts on Monday.

So we're very excited about this team that we've built to help us drive the growth, but all of it rests on our adherence to our corporate culture, four tenets of which are integrity, transparency, customer service, and fun. And by really relying on these four key tenets of our culture, we are building the fastest growing business in this space.

We're excited about our board. Our board consists of our legacy investors at Roger Penske's private equity fund, TRP Capital, Steve and Dave, as well as Louise and Jim who are affiliated with Acamar. Jim is a former vice Chairman, CEO, CFO of Neiman Marcus, and then we have Linda Abraham, who cofounded comScore, a public company, Sarah Kauss, who's the founder of S'well Bottle, built that business on $30,000 of her own capital and into a 100 million dollar brand and then Kimberly Sheehy. She has been a CFO of many public and private businesses.

Just real quick, I know we're running a little bit light on time, but in terms of the growth we need to add 13,000 new units next year and 75,000-ish units by 2023. And that's against the backdrop of millions and 12,000,000 units that go through the auction each year. This is a trillion dollar industry. We need to grow essentially very little in this industry to meet these growth goals. Our growth model is essentially built on four key factors, new hubs, three to four per quarter, sell-through, which is of the inventory we have, how much are we selling? And we've modeled in 35% in year one getting to 50% at run rate, and that's consistent with what we've seen in our existing hubs. The third is average selling price. We've grown average selling price by over 10% for the last several years. Our model only builds in 3 1/2%, 3.7% in average selling price growth and the fourth metric is F&I penetration in dollars, and again we've been conservative and projecting that as compared to what we've actually driven in our business. By doing that, we have a bridge here that gets us to about 80% of our growth which comes from our new hubs that we're building in new markets and adding additional capacity through which to sell our clients vehicles and the other 20% of this growth model is essentially built on our existing hubs, continuing to grow at rates that are consistent with how they have been growing historically.

These are a few of our accounts on the left. These are just our fleet management accounts. We currently sell low single digit thousands for our largest accounts, but they are remarketing tens and hundreds of thousands of vehicles a year. So for us to reach our growth goals, we just need a tiny fraction more from these guys than we're currently taking. And these are just the fleet management accounts. We also work with banks, rental car, businesses, OEMs, captive finance companies, third party marketers. There are 12,000,000 units that go through auction and we need 75,000 of those by 2023.

Our new hubs will likely be where our clients tell us they need capacity, so that's the Pacific Northwest, the Western States Mountain states, New England and then we'll continue to fill in the Midwest, Texas, Florida and the Southeast to continue to build out capacity to handle more and more volume from our accounts. We are currently capacity constrained. We've got 2,300 units in inventory. Actually more than that today, and so we need more space to be able to sell more vehicles for our clients. I'll take you over to this page real quick. Essentially we built this business on $35,000,000 to date, and this transaction gives us almost 10 times that with which to grow the company. We need to grow a billion and a half dollars by 2023, which sounds like a big number, it is a big number, but against the backdrop of a trillion dollar TAM, Carvana, which grew 3.6 billion dollars from IPO (Initial Public Offering) to three years later, Vroom which is projecting 4.7 billion dollars of growth from their IPO to three years out and Shift, which is projecting about 1.2 billion.

We're projecting a conservative amount of growth compared to these guys, but we're doing it on 10 times as much capital as we've ever had to grow this business and so that gives us a lot of confidence that we can achieve these growth projections.

Looks like about a minute left. I might just take you to the transaction. The transaction will close, as we mentioned, probably very early next year. The stock is currently trading as ACAM. Concurrent with our de-SPACing we raised a 125 million dollar PIPE (Private Investment in Public Equity). Fidelity was the lead investor, but also investing was KAR Global, the owner of ADESA, who's been an investor in our business for years and owner of Trade Rev as well, as well as Rick Wagner, former CEO of GM, the McLarty family, etc. So we got marquee investors, both strategic and financial supporting this transaction, and we're excited to close out the deal and begin our 2021 growth. Zach, I hope that wasn't too fast, but I think I made it just in time.

Zach Fadem:

No, we got in just in time. Thanks Michael and thanks everybody for joining us.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement of Acamar Partners, a preliminary prospectus of Acamar Partners and a preliminary consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ registration statement on Form S-4 under “Risk Factors,” Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.